

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 2, 2010

Via Fax and U.S. Mail

Joseph W. Schmidt
Vice President, General Counsel & Secretary
Dover Corporation
280 Park Avenue
New York, NY 10017

   Re: **Dover Corporation**
     Form 10-K for the fiscal year ended December 31, 2009
     Filed February 19, 2010
     File No. 001-04018

Dear Mr. Schmidt:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Tim Buchmiller
         Senior Attorney